MAIL STOP 03-08

	November 26, 2004

Mr. Yulong Guo, CEO
Asia Electrical Power International Group, Inc.
#703-1112 West Pender Street
Vancouver, BC V6E2S1 Canada


	RE:	Asia Electrical Power International Group, Inc.
		Registration Statement on Form SB-2
		Commission File No. 333-120114
		Filed on October 29, 2004

Dear Mr. Guo:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that this resale registration statement is your initial public offering. We also note the selling shareholders constitute your directors, officers, and largest shareholder. Given the nature of the offering and identity of the selling shareholders, it appears that the offering is being made "by or on behalf of the registrant." Please tell us if this is accurate, and if so, whether and how Rule 415(a)(4) applies to this offering.
2. Please tell us whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers. For all selling shareholders that are broker-dealers, disclose that they are "underwriters" within the meaning of the Securities Act of 1933. You should revise the Plan of Distribution to state the names of the selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.
3. For selling shareholders who are affiliates of broker-dealers, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.
4. Please tell us with a view towards disclosure whether restrictions exist in China on foreign ownership of your business. If restrictions on foreign ownership do exist, then revise throughout to discuss what steps you have taken to comply with those restrictions, including any contractual relationships with your subsidiary Naiji to ensure cash flow accrues to you.

Cover Page
5. We note disclosure indicating that 24,000,000 shares of common stock can be sold by selling shareholders. It appears that the company has only registered 7,752,000 shares of common stock for resale. Please reconcile and revise as appropriate.
6. Please add a sentence briefly highlighting that purchasers in this offering may be receiving an illiquid security.
7. Please revise the bottom paragraph on page 2 to delete the reference to the Securities and Exchange Commission. Selling shareholders may be deemed underwriters by virtue of the Securities Act of 1933. While the SEC may make that determination, other valid parties may do so as well.
8. Please include the page number where the risk factors section appears in the prospectus. See Item 501(a)(5) of Regulation S-B. Also, please separate the risk factor cross-reference from the Item 501(a)(7) legend that follows.

Inside Front Cover
9. Please provide the dealer delivery obligation disclosure required by Item 502(b) of Regulation S-B.

Prospectus Summary, page 5
10. The summary should provide a brief overview of the key aspects of the offering and should not merely repeat disclosure appearing elsewhere in the prospectus. See Item 503(a) of Regulation S-B. Accordingly, please delete much of the information relating to your historical organization, as this information is more appropriately discussed further into the prospectus. Instead, revise to provide a succinct explanation in plain English of what you do and how you do it.
11. Also, we remind you that a summary should provide a brief overview of you in a balanced manner. In this regard, please consider the following:

* Explain that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.

* Describe the Chinese market in which you operate, and any hazards that result including a different legal system and the problem of pirated goods.

* Disclose that your executive officers hold __% of your shares, and as a result will exercise control over your direction.

These are only examples. Revise accordingly. We may have further comment based upon your revisions.
12. Your reference to both "AEPI" and "AEIP" when referring to Asia Electrical Power International Group, Inc. is confusing and should be revised accordingly here and throughout the prospectus.

Risk Factors, page 7
13. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" your business does not adequately address the potential consequences. For example, the following risk factor subheadings should be revised accordingly:

* "Compliance and enforcement of environmental laws...."

* "We face intense competition which could adversely affect...."

* "We are dependent on a few key personnel."

* "We do not carry patents for the majority of our products."

* "We carry no insurance policies."

* "We are dependent on a few key customers."

* "There is no public market for our common stock."

* "Our stock is substantially controlled by directors, officers and principle shareholders."
14. Risk factors seven and eight under the caption "Risks Relating to Our Business" both address the same risk and should be combined under one separate subheading.
15. In the "Risks Relating to Our Business" subsection, please consider adding risk factors addressing the following:

* The continuing renewal of your business license in the People`s
Republic of China for ten-year terms; and

* Your reliance on the government for new product approval;
16. In the "Risks Relating to the Offering" subsection, please add a distinct risk factor addressing the fact that the $0.02 initial offering price was arbitrarily determined and may bear no relation to the actual value of the shares.

We may not be able to manage our potential growth, page 9
We are dependent on a few key personnel, page 9
17. The information in these risk factors are generic because they could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete this risk factor. For example, revise to more clearly articulate the risk associated with your dependence on your executive officers - do you lack employment agreements with these officers?
We are dependent on a few key customers, page 11
18. Please update the information in this risk factor to the most recent practicable date. Please also disclose whether you have any long-term contracts with your primary customers. If not, so state and discuss the resulting risks.
Determination of the Offering Price, page 13
19. Please revise to more clearly disclose how you determined the offering price. The existing disclosure alludes to recent Regulation S offering. Rather than summarizing the provisions of Regulation S, the disclosure should cite the specific Regulation S offering to which you allude, including when it occurred, and explain how the $0.02 cent per share valuation was reached in that offering. If a significant period of time elapsed between that private offering and the proposed public offering, then please also explain why you believe the former`s price per share still relates to the latter`s price per share.
Plan of Distribution, page 15
20. The second sentence here cites a $0.02 per shares sales price "for a period of six months after this registration is declared effective." That disclosure is inconsistent with statements elsewhere that the $0.02 per share fixed sales price is until your shares are quoted on the OTC Bulletin Board. Please revise or advise.
21. Please revise your disclosure here to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf.
Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Directors, Executive Officers, Promoters and Control Persons, page 19
22. Please revise your biography of Mr. Guo to describe his business experience for the past five years. See Item 401(a)(4) of Regulation S-B.
23. Refer to the biography of Mrs. Chen. Please clarify her duration of employment, by month and year, with Shenzhen Far East Biscuit
(China) Co. Ltd.   Please also briefly explain the "Political and
Ideological" post she held.

Security Ownership of Certain Beneficial Owners and Management, page
21
24. We note that Exhibit 10.2 certifies that Yulong Guo acted as a trustee for 19 smaller shareholders and in that capacity held 90% of Naiji shares. Does Mr. Guo currently hold the Asia Electrical shares in trust for those 19 shareholders? As a trustee, he may be deemed a beneficial owner of those shares in accordance with Regulation 13D. If so, please revise the table of beneficial ownership accordingly and provide clarifying footnote disclosure, or advise.

Organization Within the Last Five Years, page 26
25. Please describe the operations of your company prior to the asset and share exchange agreement with Naiji.

Description of Business, page 27
26. Your current description of the products, services, and business of your company is vague, difficult to comprehend, and should be substantially revised to clearly describe your company`s business in the manner required by Item 101 of Regulation S-B. As only one example, please discuss in clear and concise language your typical customer and how a customer uses your products. We may have further comment after reviewing your revised prospectus disclosure. See the comments below for further guidance.
27. Please avoid the use of technical terms and phrases, or clearly define these terms so they are comprehensible to average reader who is unfamiliar with your industry. For example, we note the following:
* "10KV environments";
* "alternating current";
* "magnetic actuator";
* "3.6-12kV, three-phase, 50Hz, single busbar subsection power system."
Please revise your disclosure as appropriate.

Principal Products, Services and Their Markets, page 27
28. We note disclosure indicating your products are marketed to "transportation, industrial, and government sectors." Please discuss in greater detail your intended principal market of customers and discuss how you intend to target this market.

Distribution Methods and Installation, page 29
29. Please revise to discuss your advertising and marketing strategy. In this regard, we note your Management`s Discussion and Analysis states that you expect to regain market share through advertising and marketing.
30. We note that subcontractors produce custom fitted cabinets to encase your products in the appropriate dimension specific to customer needs. Please further explain the significance of the custom fitted cabinets in your operations. Please also file the subcontractor agreements, or tell us why they are not material exhibits. See Item 601 of Regulation S-B.
31. We note that your products are installed by electricians licensed by Government Authorities. Please discuss any formalized arrangements the company has with these electricians and discuss the availability of electricians for your operational needs.
Competition, page 31
32. Please discuss your methods of competition and competitive environment in greater detail. See Item 101(b)(4) of Regulation S-B.

Availability of Raw Materials, page 31
33. Please describe the raw materials you require and disclose the basis of your belief that these materials are readily available. Please also more clearly describe the relationships you have with your primary suppliers. For example, disclose whether you have any formalized, material agreements or long-term contracts. If so, please consider filing those agreements as exhibits. See Item 601 of Regulation S-B.

Dependence on Major Customers, page 32
34. Please consider whether any agreements with your primary customers should be filed as material exhibits. Again, see Item 601 of Regulation S-B. Revise or advise.

Patents, Trademarks and Labor Contracts, page 32
35. Please discuss the significance of your patent on FLN36-12D SF6 Switch Disconnector. We also note that you may apply for patents on the remainder of your products in 2005. Please disclose the potential costs to you for the patent applications.

China National Labour Laws, page 33
36. We note as a source for the disclosure here you cite a 1998 U.S. State Department Report. Is this six-year old report the most current report available? Please revise or advise.

Compliance with Environment Laws, page 35
37. Please discuss the costs and effects of compliance with the environmental laws to which you refer and those applicable to the SF6 gas you use as insulation. See Item 102(b)(11) of Regulation S-B. Management`s Discussion and Analysis or Plan of Operation, page 38
38. Please revise your disclosure to provide a more detailed discussion of changes in your financial condition and results from operations as required by paragraph (b)(1) and (b)(2) of Item 303 of Regulation S-B. For example, discuss the components of, and analysis of changes in, marketing expense. Present the change in both absolute and percentage terms. As another example, please further explain the over supply of "pirated" products that caused revenues to decrease in 2004 compared to 2003.
We remind you generally that this section should discuss and analyze your financial condition, not merely repeat information found in the financial statements. Please consider the guidance in Securities Act Release No. 33-8350 (December 19, 2003), which is available on our web site at <http://www.sec.gov/rules/interp/33-8350.htm>.
39. As a further example, please discuss the significance of your sales to the switchgear market as well as underlying trends or uncertainties to the extent that they have a material impact on you. Specifically, tell us the effects of granting extended payment terms on your cash inflows from operations, liquidity and capital resources and how this has affected your policy on recognizing revenue, if at all. See FRR 36 and again, Release No. 33-8350.
40. In addition, when discussion results of operations, please discuss whether you expect revenues, operating expenses, etc. to increase, decrease, or remain constant, and explain why.
41. Please identify the financial and non-financial metrics that are your key performance indicators. Throughout your management`s discussion and analysis, please discuss any known trends or
uncertainties with respect to these metrics.   Please refer to
Release No. 33-8350.
42. Please be aware that you are required to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting estimates with disclosure that supplements rather than duplicates accounting policies already disclosed in the notes to your financial statements. Please present an analysis that includes quantitative and qualitative disclosure of the uncertainties involved in applying these principles at a given time, specifically addressing the following:

* Why your accounting estimates bear the risk of change;
* How you arrive at your estimates;
* How accurate your assumptions have been in the past;
* How much the estimate has changed in the past; and
* Whether the estimates are reasonably likely to change in the future.

See Section V of Release No. 33-8350.
43. In the "Selling and Administrative Expenses" discussion on page 38, please explain the "after service" you provided to clients.
44. Refer to the "Other Income, net" discussion on page 39. Please tell us in greater detail, how you account for value added taxes for all periods presented. In general, explain to us how income or expense is generated from value added taxes.
Liquidity and Capital Resources, page 39
45. We note that you require approximately $6,315,000 over the next 12 months to sustain working capital needs. Please disclose in more detail the anticipated source(s) of these funds and discuss the ramifications if you are unable to obtain the amount indicated.
46. On page 26, we note disclosure indicating that Naiji expects to expand its operations in China. Please explain these expansion plans in greater detail, including the associated costs of such expansion.
47. Please quantify the amount of outstanding shareholder loans to date and disclose whether you expect to continue obtaining shareholder loans to fund operations in the future.
48. Please add a discussion of your cash flows from operations, investing, and financing activies.
Quarters ended June 31, 2004 and 2003, page 40
49. Please update your disclosure to discuss the interim period ended September 30, 2004. We note that the title to this section should reflect the fact that there are nine months in the period. Description of Property, page 41
50. Please describe the size, nature, and condition of the property you currently lease as a principal business office. See Item 102(a) of Regulation S-B.
Certain Relationships and Related Transactions, page 42
51. Please update the current balance on all loans from Mr. Yulong Guo to the most recent practicable date. File all formalized loan agreements with related parties as exhibits. See Item 601 of Regulation S-B.

Executive Compensation, page 44
52. The introduction to the summary compensation table refers to the fiscal year ended February 29, 2004. This disclosure in inconsistent with statements elsewhere that you have a calendar year-end fiscal year. Please revise or advise.
53. You state that no compensation agreements exist for Mr. Guo or Ms. Chen. Please revise to explain how their compensation is determined. In this regard, we note that their salaries for 2003 and 2002 remained constant.

Consolidated Balance Sheet, page F-3
54. Please state, on the face of the balance sheet or in the notes, the various classifications and related amounts of inventory.
55. Please state, on the face of the balance sheet or in the notes, the various classifications and related amounts of fixed assets.

Consolidated Statements of Income, page F-4
56. Please disclose earnings per share for both years presented. Given that the acquisition of the operating company on January 23, 2003 appears to be a recapitalization, you should calculate the number of shares outstanding in a manner similar to a stock split. See SFAS 128 paragraph 59 and SAB Topic 4D.

Notes to Consolidated Financial Statements, page F-7
57. Please include disclosure for existing contingencies and consider at a minimum the following certain significant risks and uncertainties, if material and applicable.

* your dependence on major customers and the concentrations in receivables and revenues;

* your dependence on the continued renewal of your ten year business license by the government; and

* the concentration of ownership by certain key directors and executive officers.

See paragraphs 20 through 24 and the illustrative disclosures in Appendix A of SOP No. 94-6.
58. Provide the disclosures required by SFAS 131 paragraph 38. If all of your business is conducted in China, you should disclose this fact as you are incorporated in Nevada and you provide a Vancouver address for your principal executive offices.
59. Provide the disclosures required by SFAS 109 paragraphs 43 through 49.
60. We note that you provide a warranty for your products. Provide the disclosures required by FIN 45 paragraph 14.
61. Tell us whether there were any shares outstanding prior to the issuance of 24 million shares on January 23, 2003.

Summary of Significant Accounting Policies, page F-7
62. Tell us whether there are any restrictions upon your funds held in China with regard to conversion to the US dollar and repatriation outside of China. In that regard you should revise your disclosures under concentrations of credit risk to more fully explain the risk of conducting your business in the Chinese currency; for example, foreign exchange transactions required to be conducted through Bank of China or authorized institutions and there is no guaranty that Chinese currency can be converted to other foreign currencies.
63. Please include the disclosure of your accounting policy with respect to the following:

* comprehensive income/loss;

* applicable intangible asset disclosures in paragraphs 44 and 45 of SFAS No. 142; and

* the effects of recently adopted accounting pronouncements.
64. We note that you utilize accelerated depreciation methods. Revise your disclosure to describe in more detail the accelerated depreciation method you use.
65. In your Foreign Currency Translation policy disclosure, we note that you translate non-monetary assets at their historical exchange rates. Tell us what is the functional currency of your subsidiary in China and tell us how you determined the functional currency.
66. Please address in your accounting policy for revenue recognition the following:

* shipments at the end of a reporting period,

* all criteria listed in Topics 13A1 through 13A4 of SAB No. 104.

* multiple units of accounting with respect to tangible products, installation and other technical assistance services in accordance with paragraph 18 of EITF No. 00-21;

* rights of return in accordance with SFAS No. 48;
67. We note that you recognize revenue when it is shipped to customers and generate post delivery revenue from installation and technical assistance. Please tell us if you performed an analysis at the inception of any sales arrangements to determine whether or not all such deliverables represent separate units of accounting. In doing so, please tell us the factors and circumstances that support your conclusions considering whether revenues are fixed and determinable and your measurement of such consideration, how you established that delivered items have value to your customers on a stand-alone basis, and how you allocated revenues to separate units of accounting citing any vendor specific objective evidence used in your determination. If you have not performed the analysis, please tell us how you currently recognize revenues for manufactured, installed and technical assistance revenue sources.
68. Disclose the amount of research and development costs expensed. See paragraph 13 of SFAS 2.
69. Tell us whether you have recorded a reserve for uncollectible accounts. If you have no reserve, tell us why you do not believe that a reserve is necessary.

Note 4. Related Party Transactions, page F-11
70. Please add a disclosure for the Vancouver office rental.  See
SFAS No 47.

Note 5 Rentals Under Operating Leases, page F-11
71. We note that the Vancouver Office is provided for free by your President. Please revise the financial statements to reflect the imputed cost of the lease as a deemed capital contribution. See SAB Topic 5:T.
72. Please tell us if rental payments are made on a straight-line basis. If they are, please tell us where current and long-term deferred rental amounts are characterized. Also, include all of the applicable disclosures in paragraph 16.b) through d) of SFAS No. 13.

Consolidated Balance Sheets, page F-12
73. Please amend this registration statement and update your financial statements to include the next successive interim period financial statements to be within 135 days of the effective or expected mailing date. See Item 310(g) of Regulation S-B and Rule 459 of Regulation C.
74. You are also required to furnish footnote and other disclosures for the fair presentation of the interim period financial statements presented. Material events subsequent to the year-end should be disclosed in your interim notes. For example, we note that shareholder advances have decreased. Your notes should reflect significant changes in borrowings and advances. We also note that there were significant capital contributions. Also, any significant related party transactions should be discussed. See Items 310(b)(2) of Regulation S-B.

Signatures, page 53
75. We remind you that your controller or principal accounting officer must sign the registration statement. If this is Mr. Guo or Ms. Chen, then revise to reflect his or her additional title.

Exhibit 5.1
76. Please remove the statement identifying where counsel is admitted to practice, as this may imply that counsel is not qualified to opine on Nevada law.
77. The final sentence of the penultimate paragraph states that counsel has no obligation to revise or supplement the opinion after October 29, 2004. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement.
Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, revise the opinion to eliminate the cited limitation.

Exhibit 23.1
78. It is unclear why this exhibit includes the auditor`s reference to unaudited interim financial statements. Please revise or advise.


*  *  *  *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Brian McAllister, Staff Accountant, at (202) 824-5664 or Mike Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff Attorney, at
(202) 942-2824, David Mittelman, Legal Branch Chief, or me at (202) 942-1900 with any other questions you may have.


				Sincerely,



				H. Christopher Owings
				Assistant Director

cc: 	Dena Khean
	Asia Electrical Power International Group Inc.
	Via Fax - (604) 697-8898

Asia Electrical Power International Group, Inc.
December 1, 2004
Page 1